Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 14 DATED AUGUST 3, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our Public Offering; and
•	Promissory Grid Note.

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on October 5, 2016.

As of August 1, 2017, we had raised total gross offering proceeds of approximately $21.2 million from settled subscriptions (including the $101,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 2.1 million of our common shares.

The Offering is expected to terminate on or before September 29, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Third Amended and Restated Promissory Grid Note

On July 31, 2017, we entered into a Third Amended and restated Promissory Grid Note (the “Third Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Third Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Third Amended and Restated Promissory Grid Note. The Third Amended and Restated Promissory Note replaces the earlier Second Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of April 30, 2017.

Availability

The Third Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Third Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of July 31, 2017, there were six (6) other similar promissory grid notes outstanding.

Collateral

The Third Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Third Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Third Amended and Restated Promissory Grid Note is due and payable on October 31, 2017.

Purpose

While there are no restrictions on the use of the proceeds received under the Third Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Third Amended and Restated Promissory Grid Note does not purport to be complete.